CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders

Wells Fargo Funds Trust

We consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information for Wells Fargo Small Cap Core Fund, one of the funds collectively referred to as the Small to Mid Cap Stock Funds, and one of the funds comprising the Wells Fargo Funds Trust.

/s/ KPMG LLP

Boston, Massachusetts

February 26, 2016